SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Entry into Merger Agreement

On July 24, 2017, NeuroDerm Ltd. (“NeuroDerm”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mitsubishi Tanabe Pharma Corporation, a Japanese corporation (“Parent”), and MT Porto Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into NeuroDerm (the “Merger”), with NeuroDerm continuing after the Merger as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999.

Subject to the terms and conditions of the Merger Agreement, each ordinary share, par value NIS 0.01, of NeuroDerm (“Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive $39.00 in cash (the “Merger Consideration”). Each option to acquire one Ordinary Share of NeuroDerm that is outstanding and unexercised prior to the Effective Time, whether or not vested, will be canceled in exchange for the right to receive a cash payment (without interest) equal to the excess, if any, of the Merger Consideration over the exercise price for such option.

The board of directors of NeuroDerm (the “Board”) has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, NeuroDerm and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of NeuroDerm to its creditors; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of NeuroDerm approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

NeuroDerm and Parent have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by NeuroDerm to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless approved in writing by Parent, in each case subject to certain exceptions. The Merger Agreement prohibits NeuroDerm and its representatives from soliciting acquisition proposals and from entering into discussions or negotiations with respect to or any agreement concerning, or providing confidential information in connection with, any acquisition proposal, subject to customary exceptions relating to proposals that constitute or could reasonably be expected to lead to a “Superior Proposal” (as defined in the Merger Agreement), and if the failure to engage in discussions or negotiations relating to such proposals could be inconsistent with the fiduciary duties of NeuroDerm’s directors under Israeli law. Subject to certain exceptions, NeuroDerm has agreed not to withdraw, amend or modify in a manner adverse to Parent the recommendation of the Board that NeuroDerm’s shareholders approve the Merger Agreement and the Merger.

Consummation of the Merger is subject to several conditions, including requisite regulatory approvals and the approval of NeuroDerm’s shareholders at an extraordinary general meeting of shareholders (the “Shareholders Meeting”). The payment of the Merger Consideration is not subject to any financing condition under the Merger Agreement.

NeuroDerm expects to publish notice of the Shareholders Meeting in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the Shareholders Meeting and various other details related to the Shareholders Meeting. If the Merger is approved at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which we expect will occur in the near future). NeuroDerm anticipates that the Merger will be completed during the fourth quarter of 2017.

Voting and Support Agreements

In connection with the Merger Agreement, Parent has entered into Voting and Support Agreements (the “Voting Agreements”), each dated as of July 24, 2017, with three directors of NeuroDerm that are also shareholders of NeuroDerm, Robert Taub, Uwe Wascher and Shmuel Cabilly (each a “NeuroDerm Shareholder”, and collectively, the “NeuroDerm Shareholders”), pursuant to which, among other things, each NeuroDerm Shareholder has agreed to vote all Ordinary Shares beneficially owned by such NeuroDerm Shareholder (the “Covered Shares”) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement) or any transaction that is the subject of an Acquisition Proposal. The obligations of the NeuroDerm Shareholders terminate under certain circumstances, including if the Merger Agreement is terminated. The NeuroDerm Shareholders collectively hold approximately 34% of the outstanding Ordinary Shares on a fully diluted basis.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the form of Voting Agreements, which are filed as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, NeuroDerm. NeuroDerm’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of NeuroDerm, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

On July 24, 2017, NeuroDerm issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.3 hereto.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, NeuroDerm intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEURODERM AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by NeuroDerm to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in NeuroDerm’s registration statements on Form S-8, SEC file numbers 333-217115, 333-210497, 333-205485 and 333-200331, filed with the SEC on April 3, 2017, March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, projections about NeuroDerm’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about NeuroDerm and its industry as of the date of this Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) NeuroDerm may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed Merger; (2) the proposed Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (4) the ability to recognize benefits of the proposed Merger; (5) risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; (6) impact of the Merger on relationships with NeuroDerm’s commercial counter-parties and (7) other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all, as well as the risks described in NeuroDerm’s filings with the SEC. For more details, please refer to NeuroDerm’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: July 24, 2017	By:	/s/ Roy Golan
Name: Roy Golan Title: Chief Financial Officer

Exhibit Index

Exhibit	Description
99.1	Agreement and Plan of Merger dated July 24, 2017, by and among Mitsubishi Tanabe Panama Corporation, MT Porto Ltd. and NeuroDerm Ltd.

99.2	Form of Voting and Support Agreement dated July 24, 2017.

99.3	Press release, dated July 24, 2017, titled “NeuroDerm Enters Definitive Agreement to be Acquired by Mitsubishi Tanabe Pharma Corporation for US$1.1 Billion in Cash.”